LONE MOUNTAIN MINES, INC.

1174 MANITOU DR. NW

PO BOX 363

FOX ISLAND WASHINGTON

98333

VIA EDGAR CORRESPONDENCE

January 14, 2009

John Reynolds

Assistant Director

Division of Corporation Finance

Office of Beverages, Apparel and Health Services

U.S. Securities and Exchange Commission

Mail Stop 3561

Washington, D.C. 20549

Re:

Lone Mountain Mines, Inc.

Form S-1

Filed December 19, 2008

File 333-156330

Dear Mr. Reynolds:

Please consider this as our request to accelerate the effective date of the above-referenced registration statement for Lone Mountain Mines, Inc. (the “Company”).  We request that the registration statement be made effective as of January 16, 2009, at 5:00 p.m. EST, or as soon thereafter as possible.

The Company acknowledges that should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing.

The Company acknowledges that the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

The Company acknowledges that it may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

Lone Mountain Mines, Inc.

/s/ Kevin Murphy

Kevin Murphy

President, CEO, Director